SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM U-6B-2

                 Certificate of Notification

                  Certificate is filed by:

            Entergy Nuclear Finance Holding, Inc.
                   425 West Capitol Avenue
                 Little Rock, Arkansas 72201

     This certificate is notice that Entergy Nuclear Finance Holding, Inc., an Arkansas corporation ("ENFHI") has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6 (a) of the Public Utility Holding Company Act of 1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

      1.     Type of security or securities:
             Promissory note issued by ENFHI
             pursuant to the terms of a Credit
             Agreement between ENFHI and Entergy
             Power Damhead Creek Holding II, LTD
             ("EPDCH II"), which Credit Agreement
             (and related Note) were entered on
             February 12, 2003 (the "Credit
             Agreement").

      2.     Issue, renewal or guaranty:
             Issuance.

      3.     Principal amount of each security:
             Not to exceed $200,000,000 at any
             time outstanding.

      4.     Rate of interest per annum of each
             security:
             EPDCH II's effective cost of
             capital, as defined under Rule 52(b)
             under the Public Utility Holding
             Company Act of 1935, as determined
             from time to time by EPDHC II and
             notified to ENHFI, in each case,
             computed on the basis of a 365 day
             year for the actual number of days
             (including the first day, but
             excluding the last) occurring in the
             period such interest is payable.

     5.      Date of issue, renewal or guaranty
             of each security:
             Subject to the terms of the Credit
             Agreement, ENFHI may request
             advances from time to time up to the
             amount available under the Credit
             Agreement.  As of the date of this
             Certificate, funds in the amount of
             $120,200,000 were advanced by EPDCH
             II to ENFHI on February 12, 2003.

      6.     If renewal of security, give date of
             original issue:
             Not applicable.

      7.     Date of maturity of each security:
             Each advance shall mature at such
             time as provided in the Credit
             Agreement or the promissory note,
             but in any event not later than
             February 12, 2008.

      8.     Name of the person to whom each
             security was issued, renewed or
             guaranteed:
             Entergy Power Damhead Creek Holding
             II, Ltd.

      9.     Collateral given with each security,
             if any:
             Not applicable.

     10.     Consideration received for each
             security:
             The full principal amount of each
             advance.

     11.     Application of proceeds of each
             security:
             To be used for any lawful purpose,
             including without limitation, to
             meet its expenses, to repay
             outstanding loans and to make
             investments in, distributions to or
             loans to affiliate businesses.

     12.     Indicate by ("X") after the
             applicable statement below whether
             the issue, renewal or guaranty of
             each security was exempt from the
             provisions of Section 6 (a) because
             of:

             a. the provisions contained in the
                first sentence of Section 6 (b):
             b. the provisions contained in the
                fourth sentence of Section 6
                (b):
             c. the provisions contained in any
                rule of the Commission other than
                Rule U-48:   X

     13.     If the security or securities were
             exempt from the provisions of
             Section 6 (a) by virtue of the first
             sentence of Section 6 (b), give the
             figures which indicate that the
             security or securities aggregate
             (together with all other then
             outstanding notes and drafts of a
             maturity of nine months or less,
             exclusive of days of grace, as to
             which such company is primarily or
             secondarily liable) not more than 5
             per centum of the principal amount
             of par value of the other securities
             of such company then outstanding:
             Not applicable.

     14.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of the fourth
             sentence of Section 6 (b), name the
             security outstanding on January 1,
             1935, pursuant to the terms of which
             the security or securities herein
             described have been issued:
             Not applicable.

     15.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of any rule of
             the Commission other than Rule U-48,
             designate the rule under which
             exemption is claimed:
             Rule 52(b).



                            ENTERGY NUCLEAR FINANCE
                            HOLDING, INC.

                            BY:   /s/ Steven C. McNeal
                                    Steven C. McNeal
                              Vice President and Treasurer

Date: February 12, 2003